UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

EMPIRE RESORTS, INC.

(Name of the Issuer)

EMPIRE RESORTS, INC.

TAN SRI LIM KOK THAY

KIEN HUAT REALTY III LIMITED

GENTING BERHAD

GENTING MALAYSIA BERHAD

GENTING (USA) LIMITED

HERCULES TOPCO LLC

HERCULES MERGER SUBSIDIARY INC.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value

Series B Preferred Stock, $0.01 par value

(Title of Class of Securities)

292052305 (Common Stock)

(CUSIP Number of Class of Securities)

Ryan Eller Empire Resorts, Inc. c/o Monticello Casino and Raceway 204 State Route 17B Monticello, New York 12701 (845) 807-0001	Yap Chong Chew Kien Huat Realty III Limited First Names House Victoria Road Douglas, Isle of Man IM2 4DF Telephone: 603-21782299	Dato’ Sri Lee Choong Yan Genting Malaysia Berhad 24th Floor, Wisma Genting Jalan Sultan Ismail Kuala Lumpur Malaysia + (60) 3 2178 2288

With copies to:

Douglas S. Ellenoff Tamar Donikyan Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300	Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000	Steven Wilner Matthew P. Salerno Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C ( §§240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((§§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies:  ☒

Check the following box if the filing is a filing amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$57,933,753.76	$7,021.57

*

For purposes of calculating the filing fee only, the transaction value was determined based upon (i) (A) 5,945,634 shares of common stock, par value $0.01 per share, of Empire Resorts, Inc. (“Common Stock”) (including 406,000 shares of Common Stock issuable pursuant to a corresponding number of restricted stock units and 18,750 shares of restricted Common Stock) issued and outstanding plus (B) 2,390 shares of Common Stock issuable upon conversion of 44,258 shares of Series B Preferred Stock, par value, $0.01 per share, of Empire Resorts, Inc. issued and outstanding, multiplied by (ii) $9.74. The filing fee equals the product of 0.0001212 multiplied by the maximum aggregate value of the transaction.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number of the Form of Schedule and the date of its filing.

Amount Previously paid: $7,021.57

Form or Registration No.: Proxy Statement of Schedule 14A (File No. 001-12522)

Filing Party: Empire Resorts, Inc.

Date Filed: September 24, 2019

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by: (i) Empire Resorts, Inc., a Delaware corporation and the issuer of the common stock, par value $0.01 per share (the “Common Stock”) and Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”); (ii) Hercules Topco LLC (“Parent”), a Delaware limited liability company; (iii) Hercules Merger Subsidiary Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Parent; (iv) Genting Berhad, a Malaysian public company limited by shares; (v) Genting Malaysia Berhad, a Malaysian public company limited by shares; (vi) Genting (USA) Limited, an Isle of Man limited company (“Gen USA”); (vii) Kien Huat Realty III Limited, an Isle of Man limited company (“Kien Huat”) and (viii) Tan Sri Lim Kok Thay, a Malaysian citizen. Collectively, the persons filing this Transaction Statement are referred to as the “Filing Persons.” Filing Persons (ii) through (viii) are collectively referred to herein as “Parent Filing Group Persons”.

The Transaction Statement relates to the Agreement and Plan of Merger, dated August 18, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among Hercules Topco LLC, a Delaware limited liability company (“Parent”), Hercules Merger Subsidiary Inc., a Delaware corporation (Merger Sub”) and Empire Resorts, Inc., a Delaware corporation (the “Company”). Parent and Merger Sub are affiliates of Kien Huat Realty III Limited (“Kien Huat”) and Genting Malaysia Berhard (“GenM”). Kien Huat is currently the holder of approximately 86% of the voting power of the Company’s outstanding capital stock. Concurrently with the filing of this Transaction Statement, the company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will hold (i) a vote on a proposal to adopt the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a subsidiary of Parent (the “Merger Proposal”), (ii) an advisory (non-binding) vote to approve certain items of compensation that are based on or otherwise related to the Merger (as defined herein) that may become payable to the Company’s named executive officers under existing agreements with the Company and (iii) vote on a proposal to adjourn the Special Meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Merger Proposal. The Proxy Statement is incorporated by reference herein as Exhibit (a)(1). A copy of the Merger Agreement is annexed to the Proxy Statement as Appendix A and is incorporated herein by reference.

If the Merger is completed, each share of Common Stock owned immediately prior to the effective time of the Merger (the “Effective Time”), other than as provided below, will be converted into the right to receive $9.74 in cash (the “Common Stock Per Share Merger Consideration”), without interest and less applicable withholding taxes, and each share of the Series B Preferred Stock owned immediately prior to the Effective Time of the Merger, other than as provided below, will be converted into the right to receive an amount in cash equal to the product of the Common Stock Per Share Merger Consideration multiplied by the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible (the “Series B Per Share Merger Consideration”), without interest and less applicable withholding taxes. In addition, in connection with completion of the Merger: (i) shares of Common Stock or Series F Convertible Preferred Stock, par value $0.01 per share (“Series F Preferred Stock” and, together with the Common Stock and Series B Preferred Stock, the “Voting Stock”), owned by Kien Huat, GenM or their respective affiliates will remain outstanding, (ii) shares of Voting Stock owned by the Company or any of its wholly-owned subsidiaries will be canceled and (iii) shares of Voting Stock owned by any stockholder who properly exercises appraisal rights under Delaware law with respect to such shares will be canceled and entitle the holder thereof only to such appraisal rights, unless and until such holder fails to perfect, and therefore loses, such appraisal rights. Following the completion of the Merger, the Company will no longer have Common Stock listed on the NASDAQ Global Market and will no longer be required to file periodic and other reports with the SEC with respect to Common Stock.

The completion of the Merger requires the affirmative vote of holders of a majority of the voting power of outstanding shares of Voting Stock, entitled to vote thereon as of the record date for the Special Meeting, voting as a single class. In addition, the Merger Agreement makes it a condition to the parties’ obligations to consummate the Merger that the holders of a majority of the voting power of the outstanding shares of Voting Stock not held by Kien Huat, GenM, and their respective affiliates, or any director or executive officer of the Company, entitled to vote thereon as of the record date for the Special Meeting, voting as a single class, vote in favor of the Merger Proposal. In connection with the execution of the Merger Agreement, Kien Huat entered into a voting agreement with the Company, pursuant to which Kien Huat has agreed to vote its shares of Voting Stock in favor of the Merger Proposal, subject to the limitations set forth in the voting agreement.

Pursuant to the binding term sheet by and between GenM, Kien Huat and Gen USA, dated as of August 5, 2019, subject to the satisfaction of certain conditions (including receipt of regulatory approvals), it is expected that prior to the completion of the Merger, Kien Huat will sell to Gen USA 13,200,000 shares of Common Stock at $9.74 per share, the same price as the Common Stock Per Share Merger Consideration. Following such purchase, Kien Huat and Gen USA will contribute their shares of Common Stock to Parent. As a result, Parent will own all of the Company’s Common Stock and Kien Huat will own all of the Company’s Series F Preferred Stock following the completion of the Merger, no other parties will own any capital stock of the Company, and neither Kien Huat, Gen USA, nor Parent will receive the Common Stock Per Share Merger Consideration or the Series B Per Share Merger Consideration.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and/or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledge that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person or that any Filing Person is “controlled” by any other Filing Person.

Item 1.        Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”’

“Questions and Answers about the Proposals and the Special Meeting”

Item 2.        Subject Company Information.

(a)      Name and Address.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Parties Involved in the Merger—The Parties Involved in the Merger—Empire Resorts, Inc.”

(b)      Securities.

The subject classes of equity securities are the Common Stock and Series B Preferred Stock of the Company. As of September 23, 2019, 34,454,240 and 44,258 shares of Series B Preferred Stock, respectively, were outstanding.

(c)      Trading Market and Price.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Markets and Market Price”

(d)      Dividends.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors–Certain Effects of the Merger; Plans for the Company”

“Special Factors–Dividends”

“The Merger Agreement–Covenants of the Company—Conduct of Business Pending the Merger”

“Markets and Market Price”

(e)      Prior Public Offerings. None.

(f)      Prior Stock Purchases.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Common Stock Transaction Information”

Item 3.        Identity and Background of Filing Person.

(a)      Name and Address.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties Involved in the Merger—The Parties Involved in the Merger”

“The Parties Involved in the Merger—Business and Background of Natural Persons Related to the Company”

“The Parties Involved in the Merger—Business and Background of Natural Persons Related to the Parent Filing Group Persons”

(b)      Business and Background of Entities.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties Involved in the Merger—The Parties Involved in the Merger”

(c)      Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties Involved in the Merger—Business and Background of Natural Persons Related to the Company”

“The Parties Involved in the Merger—Business and Background of Natural Persons Related to the Parent Filing Group Persons”

Item 4.        Terms of the Transaction.

(a)      Material Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Parent Filing Group Persons for the Merger”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“Special Factors—Appraisal Rights”

“Special Factors—Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences”

“Special Factors—Payment of the Per Share Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Fees and Expenses”

“The Special Meeting—Required Vote”

“The Merger Agreement”

Appendix A: Agreement and Plan of Merger

(b)      Purchases.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Parties Involved in the Merger—Company Transactions with the Parent Filing Group”

“The Merger Agreement”

“Security Ownership of Certain Beneficial Owners and Management”

“Common Stock Transaction Information—Transactions by the Parent Filing Group Persons”

Annex A: Agreement and Plan of Merger

(c)      Different Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Payment of the Per Share Merger Consideration and Surrender of Stock Certificates”

“The Merger Proposal”

“The Merger Agreement—Conversion of Securities”

“The Merger Agreement—Payment Procedures”

“The Merger Agreement—Covenants of Parent and/or Merger Sub”

“Advisory Vote on Golden Parachute Compensation”

(d)      Appraisal Rights.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Appraisal Rights”

“The Special Meeting –Rights of Stockholders Who Object to the Merger”

Appendix C: Section 262 of the Delaware General Corporation Law

(e)      Provisions for Unaffiliated Security Holders.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Where Stockholders Can Find More Information”

(f)      Eligibility for Listing or Trading. Not applicable.

Item 5.        Past Contacts, Transactions, Negotiations and Agreements.

(a)      Transactions.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Parties Involved in the Merger—Company Transactions with the Parent Filing Group”

“Common Stock Transaction Information”

(b)-(c)      Significant Corporate Events; Negotiations or Contacts.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“The Parties Involved in the Merger—Company Transactions with the Parent Filing Group”

“The Merger Agreement”

“Advisory Vote on Golden Parachute Compensation”

“Common Stock Transaction Information”

Appendix A: Agreement and Plan of Merger

(e)      Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“The Parties Involved in the Merger—Company Transactions with the Parent Filing Group”

“The Merger Agreement”

“Advisory Vote on Golden Parachute Compensation”

“Security Ownership of Certain Beneficial Owners and Management”

“Common Stock Transaction Information”

Appendix A: Agreement and Plan of Merger

Item 6.        Purposes of the Transaction and Plans or Proposals.

(b)      Use of Securities Acquired.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Delisting and Deregistration of Voting Stock”

“Special Factors—Payment of Per Share Merger Consideration and Surrender of Stock Certificates”

“The Merger Proposal”

“The Merger Agreement—Conversion of Securities”

“The Merger Agreement—Payment Procedures”

(c)(1)-(8)      Plans.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Parent Filing Group Persons for the Merger”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“Special Factors—Delisting and Deregistration of Voting Stock”

“Special Factors—Payment of Per Share Merger Consideration and Surrender of Stock Certificates”

“The Parties Involved in the Merger—Company Transactions with the Parent Filing Group”

“The Merger Agreement”

“Advisory Vote on Golden Parachute Compensation”

“Security Ownership of Certain Beneficial Owners and Management”

“Common Stock Transaction Information”

Appendix A: Agreement and Plan of Merger

Item 7.        Purposes, Alternatives, Reasons and Effects.

(a)      Purposes.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Parent Filing Group Persons for the Merger”

“Special Factors—Positions of the Parent Filing Group Persons Regarding the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

(b)      Alternatives.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Alternatives to the Merger”

(c)      Reasons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Parent Filing Group Persons for the Merger”

“Special Factors—Positions of the Parent Filing Group Persons Regarding the Fairness of the Merger”

Appendix B: Opinion of Moelis & Company LLC

(d)      Effects.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Parent Filing Group Persons for the Merger”

“Special Factors—Positions of the Parent Filing Group Persons Regarding the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Effects on the Company if the Merger is not Completed”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Appraisal Rights”

“Special Factors—Material U.S. Federal Income Tax Consequences”

“Special Factors—Delisting and Deregistration of Voting Stock”

“Special Factors—Payment of Per Share Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Fees and Expenses”

“The Merger Proposal”

“The Merger Agreement”

“Advisory Vote on Golden Parachute Compensation”

Appendix A: Agreement and Plan of Merger

Appendix C: Section 262 of the Delaware General Corporation Law

Item 8.        Fairness of the Transaction.

(a)-(b)      Fairness; Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Parent Filing Group Persons for the Merger”

“Special Factors—Positions of the Parent Filing Group Persons Regarding the Fairness of the Merger”

“The Merger Proposal”

Appendix B: Opinion of Moelis & Company LLC

(c)      Approval of Security Holders.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“The Special Meeting—Required Vote”

“The Special Meeting—How Many Votes are Needed to Approve Each Proposal?”

“The Merger Proposal—Required Vote”

“The Merger Agreement—Certain Covenants of Each Party—Approvals and Consents”

“The Merger Agreement—Conditions to the Completion of the Merger”

“The Merger Agreement—Termination”

Appendix A: Agreement and Plan of Merger

(d)      Unaffiliated Representatives.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Purposes and Reasons of the Company for the Merger”

(e)      Approval of Directors.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“The Merger Proposal”

(f)      Other Offers. None.

Item 9.        Reports, Opinions, Appraisals and Negotiations.

(a)-(c)      Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Positions of the Parent Filing Group Persons Regarding the Fairness of the Merger”

“Where You Can Find Additional Information”

Appendix B: Opinion of Moelis & Company LLC

The presentation and discussion materials dated August 6, 2019 and August 18, 2019, each prepared by Moelis & Company LLC and reviewed by the Special Committee are attached hereto as Exhibit c(3) and are incorporated by reference herein.

The letter delivered by Union Gaming to the board of directors of Genting Malaysia Berhad, dated July 22, 2019, is attached hereto as Exhibit c(2) and is incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.        Source and Amounts of Funds or Other Consideration.

(a)-(b)      Source of Funds; Conditions.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Representations and Warranties”

“The Merger Agreement—Conditions to the Completion of the Merger”

“The Merger Agreement—Effect of Termination; General Expense Provisions”

(c)      Expenses.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Special Meeting—Expenses of Proxy Solicitation”

“The Merger Agreement—Effect of Termination”

“The Merger Agreement—Fees and Expenses”

(d)      Borrowed Funds. None.

Item 11.        Interest in Securities of the Subject Company.

(a)      Securities Ownership.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Parties Involved in the Merger”

“The Special Meeting—Stock Ownership and Interests of Certain Persons”

“Security Ownership of Certain Beneficial Owners and Management”

(b)      Securities Transactions.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger; Plans for the Company”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“The Parties Involved in the Merger—Company Transactions with the Parent Filing Group”

“The Merger Agreement”

“Security Ownership of Certain Beneficial Owners and Management”

“Common Stock Transaction Information”

Appendix A: Agreement and Plan of Merger

Item 12.        The Solicitation or Recommendation.

(d)      Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Parent Filing Group Persons for the Merger”

“Special Factors—Positions of the Parent Filing Group Persons Regarding the Fairness of the Merger”

“Special Factors—Voting Agreement”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Intent to Vote in Favor of the Merger”

“The Special Meeting—Recommendation of the Board”

“The Special Meeting—Voting”

“The Special Meeting—Stock Ownership and Interests of Certain Persons”

“The Merger Proposal”

“The Parties Involved in the Merger—Company Transactions with the Parent Filing Group Persons –Voting Agreement”

(e)      Recommendation of Others.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Parent Filing Group Persons for the Merger”

“Special Factors—Positions of the Parent Filing Group Persons Regarding the Fairness of the Merger”

“Special Factors—Voting Agreement”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Intent to Vote in Favor of the Merger”

“The Special Meeting—Recommendation of the Board”

“The Special Meeting—Voting”

“The Special Meeting—Stock Ownership and Interests of Certain Persons”

“The Parties Involved in the Merger—Company Transactions with the Parent Filing Group Persons –Voting Agreement”

“The Merger Proposal”

Item 13.        Financials Statements.

(a)      Financial Information.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Selected Financial Information”

“Where Stockholders can Find More Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the financial statements set forth in Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019 are incorporated herein by reference.

(b)      Pro Forma Information. Not applicable.

Item 14.        Persons/Assets, Retained, Employed, Compensated or Used.

(a)      Solicitations and Recommendations.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Fees and Expenses”

“The Special Meeting—Expenses of Proxy Solicitation”

(b)      Employees and Corporate Assets.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Expenses of Proxy Solicitation”

Item 15.        Additional Information.

(b)      Golden Parachute Compensation.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Advisory Vote on Golden Parachute Compensation”

(c)      Other Material Information.

The entirety of the Proxy Statement, including all appendices thereto, is incorporated by reference.

Item 16.        Exhibits.

Exhibit Number	Description

(a)(1)	Preliminary Proxy Statement of Empire Resorts, Inc. (the “Company”) (included in the Schedule 14A filed on September 24, 2019, and incorporated herein by reference (the “Proxy Statement”))

(a)(2)	Letter to Company Stockholders (included in the Proxy Statement and incorporated herein by reference)

(a)(3)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference)

(a)(4)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference)

(a)(5)	Letter, dated July 25, 2019, from Kien Huat Realty III Limited to the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 25, 2019 (“the 7/25/19 8-K”))

(a)(6)	Press Release, dated July 25, 2019 (incorporated herein by reference to Exhibit 99.2 to the 7/25/19 8-K)

(a)(7)	Non-Binding Proposal Letter, dated August 5, 2019, from Kien Huat Realty III Limited and Genting Malaysia Berhad to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 6, 2019 (“the 8/6/19 8-K”))

(a)(8)	Press Release, dated August 6, 2019 (incorporated herein by reference to Exhibit 99.2 to the 8/6/19 8-K)

(a)(9)	Press Release, dated August 19, 2019 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 19, 2019 and pursuant to Rule 14a-12 of the Exchange Act)

(a)(10)	Information Statement of the Company (included in the Schedule 14C filed on September 5, 2019, and incorporated herein by reference (the “Information Statement”)

(a)(11)	Notice of Action by Written Consent of Stockholders (included in the Information Statement and incorporated herein by reference)

(c)(1)	Opinion of Moelis and Company LLC, dated August 18, 2019 (included as Appendix B to the Proxy Statement and incorporated herein by reference)

(c)(2)	Letter of Union Gaming Securities LLC delivered to the Board of Directors of Genting Malaysia Berhad, dated July 22, 2019

(c)(3)	Presentation Materials prepared by Moelis and Company LLC delivered to the Special Committee of the Company on August 6, 2019 and August 18, 2019

(d)(1)	Agreement and Plan of Merger, dated August 18, 2019, by and among the Company, Hercules Topco LLC and Hercules Merger Subsidiary Inc. (included as Appendix A to the Proxy Statement and incorporated herein by reference)

(d)(2)	Voting Agreement, dated August 18, 2019, by and among the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed on August 19, 2019 (the “8/19/19 8-K”) and pursuant to Rule 14a-12 of the Exchange Act)

(d)(3)	Term Sheet, dated August 5, 2019, by and among Kien Huat Realty III Limited, Genting (USA) Limited and Genting Malaysia Berhad (incorporated herein by reference to Exhibit 24 to the Amendment to the 13D filed by Kien Huat Realty III Limited and Lim Kok Thay on August 6, 2019)

(d)(4)	Letter Agreement re: Equity Financing Commitment, dated as of August 18, 2019, by and between Hercules Topco LLC and Kien Huat Realty III Limited

(d)(5)	Letter Agreement re: Equity Financing Commitment, dated as of August 18, 2019, by and between Hercules Topco LLC and Resorts World Omni, LLC

(d)(6)	Letter Agreement, dated August 18, 2019, by and between the Company and Kien Huat Realty III Limited amendment the 2018 KHRL Preferred Stock Commitment Letter (incorporated herein by reference to Exhibit 2.2 to the 8/19/19 8-K and pursuant to Rule 14a-12 of the Exchange Act)

(d)(7)	Investment Agreement, dated August 19, 2009, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 10-K”)

(d)(8)	Registration Rights Agreement, dated August 19, 2009, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.2 to the 2018 10-K)

(d)(9)	First Amendment and Clarification to the Investment Agreement, dated September 30, 2009 by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.3 to the 2018 10-K)

(d)(12)	Letter Agreement, dated December 31, 2015, by and between the Company and Kien Huat Realty III Limited Realty, relating to the Investment Agreement, dated August 19, 2009 (incorporated herein by reference to Exhibit 10.4 to the 2018 10-K)

(d)(13)	Letter Agreement, dated February 17, 2016, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 4.11 to the 2018 10-K)

(d)(14)	Amendment to Letter Agreement, dated December 28, 2017, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 4.12 to the 2018 10-K)

(d)(15)	Note Exchange Agreement, dated December 28, 2017 among Empire Resorts, Inc., Montreign Holding Company, LLC and Kien Huat Realty III Limited, (incorporated herein by reference to Exhibit 10.56 to the 2018 10-K)

(d)(16)	Loan Agreement, dated December 28, 2017, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.54 to the 2018 10-K)

(d)(17)	Subordinate Loan Agreement, dated as of June 25, 2018, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.57 to the 2018 10-K)

(d)(18)	Letter Agreement, dated November 9, 2018, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Annex A of the Company’s Definitive Information Statement on Schedule 14C filed on February 11, 2019 (the “February 2019 14C”)

(d)(19)	Subscription Agreement, dated November 13, 2018, by and between the Company and Kien Huat Realty III Limited with respect to the purchase of Series F Preferred Stock (incorporated herein by reference to Exhibit 10.62 to the 2018 10-K)

(d)(20)	Subscription Agreement, dated February 20, 2019, by and between the Company and Kien Huat Realty III Limited with respect to the purchase of Series F Preferred Stock (incorporated herein by reference to Exhibit 10.63 to the 2018 10-K)

(d)(21)	Letter Agreement, dated May 7, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Annex D to the Information Statement)

(d)(22)	Subscription Agreement, dated May 21, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 23, 2019)

(d)(23)	Subscription Agreement, dated June 17, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 17, 2019)

(d)(24)	Subscription Agreement, dated August 26, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 26, 2019)

(d)(25)	Subscription Agreement, dated September 23, 2019, by and between the Company and Kien Huat Realty III Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 23, 2019)

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix C to the Proxy Statement and incorporated herein by reference)

(g)	None.

Misc. (1)	Letter of Authorization, given by Kien Huat Realty III Limited

Misc. (2)	Letter of Authorization, given by Lim Kok Thay

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Empire Resorts, Inc.

By:	/s/ Ryan Eller
Name:	Ryan Eller
Title:	President and Chief Executive Officer

Dated: September 23, 2019

[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lim Kok Thay

By:	/s/ Yap Chong Chew
Name:	Yap Chong Chew
Title:	Authorized Signatory

Dated: September 23, 2019

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kien Huat Realty III Limited

By:	/s/ Yap Chong Chew
Name:	Yap Chong Chew
Title:	Authorized Signatory

Dated: September 23, 2019

[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Genting Malaysia Berhad

By:	/s/ Ms. Koh Poy Yong
Name:	Ms. Koh Poy Yong
Title:	Chief Financial Officer

Dated: September 23, 2019

[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Genting (USA) Limited

By:	/s/ Ms. Koh Poy Yong
Name:	Ms. Koh Poy Yong
Title:	Chief Financial Officer

Dated: September 23, 2019

[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hercules Topco LLC

By:	/s/ Ms. Koh Poy Yong
Name:	Ms. Koh Poy Yong
Title:	Treasurer

Dated: September 23, 2019

[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hercules Merger Subsidiary Inc.

By:	/s/ Ms. Koh Poy Yong
Name:	Ms. Koh Poy Yong
Title:	Treasurer

Dated: September 23, 2019

[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Genting Berhad

By:	/s/ Loh Bee Hong
Name:	Loh Bee Hong
Title:	Secretary

Dated: September 23, 2019

[Signature Page to Schedule 13E-3]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hercules Topco LLC

By:	/s/ Gerard Ewe Keng Lim
Name:	Gerard Ewe Keng Lim
Title:	Vice President & Secretary

Dated: September 23, 2019

[Signature Page to Schedule 13E-3]